Filed by by Galaxy Digital Holdings Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BitGo Holdings, Inc.

(Commission File No.: 132-02843)

The following Material Change Report was filed on the System for Electronic Document Analysis and Retrieval (SEDAR) by Galaxy Digital on May 14, 2021:

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Galaxy Digital Holdings Ltd. (the “Company” or “Galaxy Digital”)

PO Box 309, Ugland House, Grand Cayman

KY1-1104, Cayman Islands

Item 2:	Date of Material Change

May 5, 2021

Item 3:	News Release

A news release announcing the material change referred to in this report was disseminated by the Company on May 5, 2021 through CNW Group and a copy was subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4:	Summary of Material Change

The Company announced that its board of directors approved a proposed reorganization and domestication (the “Reorganization”) of the Company and Galaxy Digital Holdings LP (“OpCo”).

Item 5:	Full Description of Material Change

The Company announced that its board of directors approved the Reorganization. Under the proposed terms of the Reorganization:

•	The Company and OpCo will redomicile from the Cayman Islands to Delaware.

•	The corporate and capital structure of the Company and OpCo will be reorganized so as to normalize it on the basis of frequently used Up-C structures in the United States.

•	The Reorganization will include the following steps:

•	Galaxy Digital Pubco Inc., a new Delaware holding company, will be established and will become the successor public company of the Company (“PubCo”), with all outstanding ordinary shares of the Company becoming Class A shares of PubCo (the “Class A Shares”).

•	Mike Novogratz, the CEO and Founder of Galaxy Digital, who currently controls the general partner of OpCo, will transfer control of OpCo’s general partner to PubCo.

•	PubCo will issue new voting securities (the “Class B Shares”) to Mike Novogratz1 and other holders of Class B Limited Partnership Units of OpCo (the “Class B Units”) that will entitle them to vote (but not hold any economic rights) at the PubCo level, as though they had converted their existing Class B Units of OpCo for shares of PubCo.

•	The “variable voting rights” attached to the ordinary shares of Galaxy Digital that currently restrict the aggregate votes that may be cast by U.S. shareholders will be eliminated.

_______________

1 The Class B Units described herein as owned by Mr. Novogratz are beneficially owned by Mr. Novogratz through Galaxy Group Investments LLC and its wholly owned subsidiaries.

•	PubCo intends to apply to list its Class A Shares on a U.S. national securities exchange.

The purpose and business reasons for the Reorganization include:

•	Expectation of enhanced shareholder value through increased access to U.S. capital markets, improved flexibility for future equity and debt capital market needs, and an increased profile for PubCo in the United States.

•	Normalization of Galaxy Digital’s corporate and capital structure.

•	Facilitation of the proposed acquisition of BitGo Holdings, Inc. (the “BitGo Transaction”).

•	Alignment of all stakeholders’ interests at the PubCo level.

While the proposed acquisition of BitGo that was also announced by the Company on May 5, 2021 (the “BitGo Transaction”) is conditional on completion of the Reorganization, the Reorganization is not conditional on the BitGo Transaction being completed.

As a result of the Reorganization, Mike Novogratz and the other holders of Class B Units will receive Class B Shares entitling them to vote together with the Class A Shares at the PubCo level (with each Class B Shares and each Class A Share being entitled to one vote per share). The number of votes attached to the Class B Shares will be equal to the number of votes such holders would have if they converted their Class B Units into ordinary shares of the Company on May 5, 2021 (assuming no U.S. resident holder restrictions). The Class B Units are exchangeable into ordinary shares of the Company on a 1:1 basis.

The following table includes a description of the interest in the Reorganization of persons who are directors or senior officers of the Company or managers of the board or senior officers of the general partner of OpCo and the anticipated effect of the Reorganization on the percentage of voting securities of PubCo beneficially owned or controlled by such persons. The Reorganization will not result in a change in the percentage of securities of OpCo held by such persons. The numbers below are presented on a non-fully diluted basis as of May 5, 2021 (and, for greater certainty, without giving effect to the BitGo acquisition). The remaining 28.81% of voting control of PubCo not included in the following table will be represented by the Class A Shares.

Name	Number of Class B Units Held	Number of Class B Shares to be Issued	Anticipated Percentage of Voting Control of PubCo via Class B Shares
Mike Novogratz Chairman Chief Executive Officer Manager	213,696,000(1)	213,696,000	66.41%
Christopher Ferraro Co-President Manager	4,661,001(2)	4,661,001	1.45%
Damien Vanderwilt Co-President, Head of Global Markets Manager	920,029(3)	920,029	0.29%
Sam Englebardt Head of Galaxy Interactive	2,545,350(4)	2,545,350	0.79%
Steve Kurz Head of Asset Management	1,520,278(5)	1,520,278	0.47%
Kim Pillemer Chief of Staff	4,123,751(6)	4,123,751	1.28%
Andrew Siegel General Counsel & Chief Compliance Officer	223,169(7)	223,169	0.07%
Francesca Don Angelo Corporate Secretary	89,117(8)	89,117	0.03%
Michael Ashe Head of Investment Banking	60,903(9)	60,903	0.02%
Other Holders of Class B Units	1,236,854	1,236,854	0.38%

Notes:

(1)	Mr. Novogratz owns 522,945 ordinary shares of the Company.

(2)	Mr. Ferraro holds 1,764,000 options entitling him to acquire 1,764,000 ordinary shares of the Company.

(3)	Mr. Vanderwilt owns 1,079,971 ordinary shares of the Company and holds 7,500,000 options entitling him to acquire 7,500,000 ordinary shares of the Company

(4)	Mr. Englebardt holds 1,864,000 options entitling him to acquire 1,864,000 ordinary shares of the Company.

(5)	Mr. Kurz owns 5,000 ordinary shares of the Company and holds 1,982,000 options entitling him to acquire 1,982,000 ordinary shares of the Company.

(6)	Ms. Pillemer holds 1,964,000 options entitling her to acquire an additional 1,964,000 ordinary shares of the Company.

(7)	Mr. Siegel owns 78,975 ordinary shares of the Company and holds 915,000 options entitling him to acquire an additional 915,000 ordinary shares of the Company.

(8)	Ms. Don Angelo holds 291,000 options entitling her to acquire 291,000 ordinary shares of the Company.

(9)	Mr. Ashe holds 1,400,000 options entitling him to acquire 1,400,000 ordinary shares of the Company.

The Company does not anticipate that the Reorganization will have a material impact on its business and affairs. In connection with the intention to list its Class A Shares on a U.S. national securities exchange, the Company (and PubCo) will change its accounting treatment to U.S. GAAP from IFRS and will be able to have full consolidation of its financial statements.

While the Reorganization is intended to normalize the Company's corporate and capital structure and align all stakeholders’ interests at the PubCo level, the issuance of the Class B Shares to Mike Novogratz, the directors and senior officers of the Company and the managers of the board and senior officers of the general partner of OpCo who hold Class B Units is a “related party transaction” pursuant to the Canadian Securities Administrators’ Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions (“MI 61- 101”). As a result, the Company's board of directors formed a special committee of independent directors comprised of all the directors of the Company, other than Mike Novogratz (the “Special Committee”) to consider the Reorganization. The Special Committee retained independent counsel and an independent financial advisor. In consultation with these advisors, the Special Committee acting in good faith determined that the fair market value of each of (i) the new voting securities of PubCo (defined herein as the Class B Shares) to be issued to Mike Novogratz and other interested parties and (ii) the consideration to be received by PubCo (being the transfer of control of the general partner of OpCo) are not readily determinable but in any event are less than 25% of the Company's market capitalization (calculated in accordance with MI 61-101). As a result, the Company is exempt from the requirements to obtain a formal valuation and obtain “majority of the minority” approval under Sections 5.5(a)(i) and 5.7(a) of MI 61-101.

Under Cayman law, certain aspects of the Reorganization are required to be approved by not less than two-thirds of the shares voted at a meeting of holders of ordinary shares of the Company. Notwithstanding that no “majority of the minority” approval is required under MI 61-101, the Special Committee has determined to also seek such approval from ordinary shareholders of the Company. The Reorganization is also subject to, among other things, approval from the Toronto Stock Exchange and declaration of effectiveness of a registration statement to be filed by the Company and PubCo with the SEC.

The Company will be mailing a management information circular to its shareholders in connection with the shareholder meeting to approve the Reorganization, which will further detail the matters described above and provide an overview of the review and approval process adopted by the board of directors and the Special Committee in respect of the Reorganization.

As the Reorganization is an internal reorganization being proposed to the Company’s shareholders, neither the Company nor any related party of the Company has entered into any agreement with any interested party with respect to the Reorganization.

Galaxy Digital shareholders who are U.S. taxpayers should be aware that there may be significant and adverse U.S. federal income tax consequences of Galaxy Digital’s domestication from Cayman to Delaware unless they make certain elections on their originally filed U.S. federal income tax returns for 2020, due on May 17, 2021 (subject to allowable extensions) relating to Galaxy Digital’s PFIC status for 2020 and prior years. These consequences and, therefore, the need to take action apply to both direct and indirect holdings of Galaxy Digital shares. These elections are described in the notice posted by Galaxy Digital in March 2021 on its website at https://investor.galaxydigital.io/financials/annualreports/default.aspx. Before filing their U.S. federal income tax returns for 2020, direct and indirect Galaxy Digital shareholders who are, or who have investors who are, U.S. taxpayers are urged to review the notice and to consult their tax advisors regarding the advisability of making these elections on their U.S. federal income tax returns for 2020.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information please contact:

Chris Ferraro

Co-President

(212) 390-9216

Item 9:	Date of Report

May 14, 2021.

No Offer or Solicitation

This report shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of any of the proposed transactions. This report is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Additional Information

In connection with the proposed reorganization and combination, Galaxy will file a registration statement, including a management circular/prospectus and an information statement/prospectus, with the Securities and Exchange Commission (the “SEC”). GALAXY AND BITGO SHAREHOLDERS ARE ADVISED TO READ THE MANAGEMENT CIRCULAR/PROSPECTUS AND INFORMATION STATEMENT/PROSPECTUS, RESPECTIVELY, WHEN SUCH DOCUMENTS BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the registration statement and such other documents (when available) and any other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Copies of the management circular/prospectus and an information statement/prospectus can also be obtained, when available, without charge, from Galaxy’s website at https://investor.galaxydigital.io/.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

The information in this report may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and "forward-looking information" under Canadian securities laws (collectively, "forward-looking statements"). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. Statements that are not historical facts, including statements about the pending, domestication, Reorganization, U.S. listing and the related transactions (the “transactions”), and the parties, perspectives and expectations, are forward-looking statements. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this presentation may include, for example, statements about: our ability to complete the transactions; our expectations around the performance of our business; or our financial performance following the transactions. The forward-looking statements contained in this report are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could result in the failure to consummate the transactions; (2) the anticipated benefits of the domestication to the United States; (3) the anticipated outcomes of the Reorganization; (4) the tax impact of the domestication on the Company and the shareholders of the Company; (5) the outcome of any legal proceedings that may be instituted following the transactions and any definitive agreements with respect thereto; (6) the inability to complete the transactions including in respect of shareholder and stock exchange approvals; (7) changes to the proposed structure of the transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the transactions; (8) the ability to meet and maintain listing standards following the consummation of the transactions; (9) the risk that the transactions disrupts current plans and operations; (10) costs related to the transactions; (11) changes in applicable laws or regulations; (12) changes or events that impact the cryptocurrency industry, including potential regulation, that are out of our control; (13) the risk that our business will not grow in line with our expectations or continue on its current trajectory; (14) the possibility that our addressable market is smaller than we have anticipated and/or that we may not gain share of it; (15) those other risks contained in the Annual Information Form for the year ended December 31, 2020 available on the Company's profile at www.sedar.com and (16) other risks and uncertainties to be indicated from time to time in filings made with the SEC. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. We are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.

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